NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver [illegible] mbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: [illegible]) 574-5139
Website: www.novawest.com [illegible] est.com

For Immedia[illegible] Release

Solarus and Solano Gold Projects Update

TSX Venture Exchange Listed - Canada
Trading Symbol – NVE
Website – http://www.novawest.com

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed

March 26, 2003

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the TSX Venture Exchange is pleased to announce that by way of acquisition and staking the company has now completed its assemblage of the Solarus and Solano Gold Projects.

As part of the Solarus Project the Company purchased 2 mineral claims by paying the Vendor 50,000 common shares of the Company upon Exchange approval. As part of the Solano Project the Company will purchase 5 mineral claims by paying the Vendors $2000 cash and a total of 100,000 common shares; 50,000 shares upon exchange approval and 50,000 shares after receipt of the first phase of work by Novawest followed by a positive geological report. Novawest has a one hundred percent interest in each of the projects subject only to a 2% NSR on the portions of the claims purchased. The Company has the right to purchase one half of each of the NSRs from the Vendors for one million dollars per NSR.

The Solarus encompasses 61 claim units totaling approximately 2,440 acres, situated 360 kms northeast of Thunder Bay, Ontario in the eastern extension of the Beardmore-Geraldton Greenstone Belt, and directly north of the Hemlo-Schrieber gold district, which produces 25% of the gold production in Canada. The Solarus is located 4 kilometers south of Trans Canada Highway 11 and is easily accessible by logging roads. The Beardmore-Geraldton camp has produced in excess of 4.0 million ounces of gold to date.

The Solano property encompasses mineral claims straddling Baden and Argyle Townships in the Larder Lake Mining District, northeastern Ontario. Situated in the Matachewan/Larder Lake Gold Camp the Solano Gold Project is 35 miles west of the town of Kirkland Lake on Highway 66 and 10 miles north-northwest of the town of Matachewan. The Kirkland Lake gold camp is one of the world's most significant sources of gold and has produced approximately 35 million ounces of gold to date.

The Company invites the public to visit its website at **http://www.novawest.com** or e-mail us at **novawest@novawest.com** to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.